Contact

www.linkedin.com/in/jacob-bozarth-2451a1129 (LinkedIn)

Top Skills

Audio Editing

Audio Post Production

Podcasting

Jacob Bozarth

Cofounder & CEO at Resound

Louisville, Kentucky, United States

Summary

I graduated from Middle Tennessee State University (MTSU) with a degree in Audio Recording. I didn't want to take the traditional path of working internships in Nashville studios for years, making little money and fighting for every win. I took a different path. In 2014 I started to edit podcasts with a friend in Louisville, KY, and over the next few years, I slowly began to realize that we were on the verge of something really big.

I knew there was a problem: People were uploading podcasts with great content and terrible audio quality. So we got to work editing, mixing, and mastering podcasts. In 2017 I went full time. Five years later, Resonate Recordings is a thriving bootstrapped business that has helped over 3,000 podcasters and worked with over 13 podcasts that hit #1 in Apple Podcasts.

Through all these years of editing podcasts, I've seen how taxing the process is for creators. It takes our professional Audio Engineers at Resonate three hours to edit a one-hour podcast. It can take inexperienced creators even more time than that. That's why I'm starting my second company: Resound.
Resound is a new podcast creator tool powered by AI. We want to automate the production process so that creators can focus on their message, not their mess-ups.

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Experience

Resound

Cofounder & CEO

September 2021 - Present (3 years 1 month)

As Co-Founder & CEO of Resound, I lead our team as we provide creators an affordable and easy-to-use tool to edit their podcasts using artificial intelligence and machine learning.

Resonate Recordings

10 years 1 month

Cofounder
September 2014 - Present (10 years 1 month)

Cofounder & CEO
September 2014 - November 2023 (9 years 3 months)

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Education

Middle Tennessee State University

Bachelor of Science (BS), Recording Arts Technology/
Technician · (2008 - 2011)

The Southern Baptist Theological Seminary

Master of Arts (M.A.), Church Ministries · (2011 - 2013)